SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

OF

REPUBLIC OF SOUTH AFRICA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2015

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Sachin Davé, Esq.

Allen & Overy LLP

One Bishops Square

London E1 6AD

United Kingdom

*         The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

The purpose of this Amendment No. 3 to the annual report on Form 18-K (the “Annual Report”) of the Republic of South Africa (the “Republic”) for the fiscal year ended March 31, 2015 is to amend and supplement Exhibit 99.E of the Annual Report.

This amendment to the Annual Report comprises:

(a)                  Pages numbered i — iii consecutively; and

(b)                  The following exhibits:

Exhibit 99.E — Quarterly Bulletin No. 281, dated September 2016, published by the South African Reserve Bank.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

i

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of South Africa, has duly caused this Amendment No. 3 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pretoria, South Africa, on September 28, 2016.

REPUBLIC OF SOUTH AFRICA

By:	/s/ Anthony F. Julies
Attorney-in-fact for
Hon Pravin Gordhan
Minister of Finance
Republic of South Africa

ii

EXHIBIT INDEX

Exhibits	Description

99.E	Quarterly Bulletin No. 281, dated September 2016, published by the South African Reserve Bank.

iii